SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2009,

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from              to

Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

FASTENAL COMPANY & SUBSIDIARIES

401(k) PLAN

(S.E.C. registration No. 333-52765 and No. 333-134211)

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

FASTENAL COMPANY

2001 Theurer Boulevard

Winona, Minnesota 55987

REQUIRED INFORMATION

The Fastenal Company & Subsidiaries 401(k) Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In accordance with Item 4 and in lieu of the requirements of Items 1-3 of Form 11-K, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Trustees of Fastenal Company &

Subsidiaries 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 24, 2010

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Investment funds	$54,329,267	35,768,720
Fastenal Company common stock	36,271,083	25,201,291
Cash	42,790	34,254
Pending settlement fund	50	64,386
Accrued income	8,115	7,713

Total investments at fair value	90,651,305	61,076,364

Employer contribution receivable	—	5,112,404

Total assets	90,651,305	66,188,768

Liabilities:
Excess deferrals payable	453,543	242,926
Unclaimed plan forfeiture fund	4,414	311

Net assets available for benefits, before adjustment	90,193,348	65,945,531

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	382,376	540,921

Net assets available for benefits	$90,575,724	66,486,452

See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

Additions:
Investment income:
Interest and dividends	$1,548,760
Net appreciation in fair value of investments	16,770,034

Total investment income, net	18,318,794

Contributions:
Participant	10,678,550
Rollover	135,078
Employer	—

Total contributions	10,813,628

Investment income and contributions	29,132,422

Deductions:
Benefits paid to participants	(5,043,150)

Total deductions	(5,043,150)

Net increase in net assets available for benefits	24,089,272

Net assets available for benefits:
Beginning of year	66,486,452

End of year	$90,575,724

See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of the Plan

The following description of the Fastenal Company & Subsidiaries 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all full-time and part-time U.S. employees of Fastenal Company & Subsidiaries (the Company). Employees are eligible to participate in the Plan beginning on January 1 or July 1 after completing 12 months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Participants’ contributions are recorded in the period that the participants’ payroll deductions are made. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Employee contributions are 100% vested at all times. Effective January 2005, a discretionary employer matching contribution was implemented as a new feature to the Plan. During the years ended December 31, 2009 and 2008, the Company made a discretionary contribution of $0 and $5,112,404, respectively, to the Plan.

The Company does not limit participant contributions; however, the Tax Reform Act of 1986 allows a maximum participant annual pretax contribution of $16,500 and $15,500 for calendar years 2009 and 2008, respectively.

Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the discrimination tests of the Internal Revenue Code. Changes in contributions are allowed based on the provisions of the Plan.

(c)	Participant Allocation of Income and Loss

The net income or loss of each fund at each valuation date is allocated to each participant’s account in the same ratio that such account bears to the total of all participants’ accounts invested in the fund as of the valuation date. The basis for allocation is the time-weighted balance in the participant’s account during the period.

(d)	Payment of Benefits

Distributions may be made upon the occurrence of any of the following:

•	Any termination of employment,

•	Death of an actively employed participant prior to the normal retirement date (age 65),

•	Termination of the Plan,

•	Participant is still employed and has reached age 59 1/2,

(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

•	Disability,

•	Participant is still employed and has suffered a financial hardship, or

•	Participant is still employed and has completed a rollover of funds into the Plan.

(e)	Investment Fund Transfers

Participants may direct a transfer of all or a portion of their current account balances among investment funds in 1% increments on a daily basis.

(f)	Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

(g)	Administrative Costs

The Company pays the cost of administering the Plan. Investment manager fees are paid from the investment funds.

(h)	Investment Options

Upon enrollment, each participant shall direct that contributions be invested in one or more of the following investment options in increments of 1%:

•

American Funds Capital World Growth & Income Fund (R-5) – Managed by Capital Research & Management Company. The Fund invests on a global basis in a diversified portfolio consisting primarily of common stocks and other equity securities.

•

American Funds EuroPacific Growth Fund (R-5) – Managed by Capital Research & Management Company. The Fund normally invests at least 80% of its assets in stocks of issuers located in Europe and the Pacific Basin. The Fund invests primarily in common and preferred stocks, convertibles, American Depository Receipts, European Depository Receipts, bonds, and cash.

•

American Funds The Growth Fund of America (R-5) – Managed by Capital Research & Management Company. The Fund emphasizes companies that appear to offer opportunities for long-term growth, and may invest in cyclical companies, turnaround, and value situations. The Fund invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds, and cash. The Fund may invest up to 15% of assets in securities of issuers domiciled outside the U.S. and not included in the S&P 500.

•

BlackRock Global Allocation Fund (I) – Managed by BlackRock Advisors, LLC. The investment objective of the Fund is to provide high total investment return through a fully managed investment policy utilizing U.S. and foreign equity, debt, and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends. It invests primarily in the securities of corporate and governmental issuers located in North and South America, Europe, Australia, and the Far East.

(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

•

BlackRock Equity Dividend Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks long-term total return and current income by investing at least 80% of assets in equity securities and at least 80% of assets in dividend paying securities.

•

BlackRock S&P 500 Index Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks to provide investment results that replicate the total return of the S&P 500 Index. The Fund invests in the common stocks represented in the S&P 500 in roughly the same proportions as their weightings in the S&P 500. The Fund invests at least 80% of assets in securities or other financial instruments that are components of or correlated with the S&P 500.

•

Delaware Investment Diversified Income Fund (A) – Managed by Delaware Management Business Trust. The Fund allocates its investments principally among three sectors of the fixed-income securities market: the U.S. Investment Grade Sector, the U.S. high-yield sector, and the International Sector. Under normal circumstances, the Fund will invest at least 80% of its net assets in fixed income securities.

•

Merrill Lynch Retirement Preservation Trust – The Trust is a collective trust maintained by Bank of America, N.A. to which BlackRock Investment Management, LLC provides nondiscretionary investment advice. The Trust seeks to provide preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money-market funds. The Trust invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs, including BICs, synthetic GICs, and separate accounts) and in high-quality money-market securities. Participants purchase units that the Trust seeks to maintain at $1 per unit, although this cannot be assured. (Although the Trust purchases Guaranteed Investment Contracts, neither the Trust nor its units are guaranteed.)

•

Munder Mid Cap Core Growth Fund (Y) – Managed by Munder Capital Management. The Fund invests at least 80% of assets in the equity securities of mid-capitalization companies included in the S&P MidCap 400 Index or the Russell Mid-Cap Index.

•

Oppenheimer Main Street Small Cap Fund (Y) – Managed by OppenheimerFunds. The Fund normally invests at least 80% in common stocks or other equity securities of growth and/or value companies having a small market capitalization.

•

Oppenheimer Small & Mid Cap Value Fund (Y) – Managed by OppenheimerFunds. The Fund invests mainly in common stocks of U.S. issuers that have market capitalizations under $3 billion (small cap) and $3 billion – $13 billion (mid cap). It invests at least 80% of net assets in equity securities of small-cap and mid-cap issuers.

•

Victory Diversified Stock Fund (A) – Managed by Victory Capital Management, Inc. The Fund seeks to provide long-term growth of capital. Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities and securities convertible into common stocks traded on U.S. exchanges and issued by large, established companies. The Fund seeks to invest in both growth and value securities.

(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

•

Aggressive Goal Manager Portfolio Model – The model directs 10% of its assets to bond funds and 90% to stock funds [10% in Delaware Diversified Income Fund (A); 25% in American Funds EuroPacific Growth Fund (R5), 20% in American Funds The Growth Fund of America (R5), 10% in Munder Mid Cap Core Growth Fund (Y), 20% in BlackRock Equity Dividend Fund (I), 10% in Oppenheimer Main Street Small Cap Fund (Y) and 5% in Oppenheimer Small & Mid Cap Value Fund (Y)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•

Moderate Goal Manager Portfolio Model – The model directs 10% of its assets to cash or cash equivalent (e.g., stable value), 30% to bond funds and 60% to stock funds [10% in Merrill Lynch Retirement Preservation Trust, 30% in Delaware Diversified Income Fund (A), 15% in American Funds EuroPacific Growth Fund (R5), 15% in American Funds The Growth Fund of America (R5), 15% in BlackRock Equity Dividend Fund (I), 5% in Munder Mid Cap Core Growth Fund (Y), 5% in Oppenheimer Main Street Small Cap Fund (Y) and 5% in Oppenheimer Small & Mid Cap Value Fund (Y)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•

Conservative Goal Manager Portfolio Model – The model directs 30% of its assets to cash or cash equivalent (e.g., stable value), 50% to bond funds and 20% to stock funds [30% in Merrill Lynch Retirement Preservation Trust, 50% in Delaware Diversified Income Fund (A), 5% in American Funds EuroPacific Growth Fund (R5), 7% in American Funds The Growth Fund of America (R5), and 8% in BlackRock Equity Dividend Fund (I)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•	Fastenal Company Common Stock – This investment option invests in shares of Fastenal Company common stock.

The preceding plan description is intended for summary purposes only. The Plan document should be consulted for specific details.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of mutual and common collective trust funds is the net asset value of those shares or units, as determined by the respective fund.

(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Accrued investment income is reflected in the investment balance.

(d)	Fully Benefit-Responsive Investments Contracts

As described in FASB Accounting Standards Codification (ASC) Topic 946-210-45, fully benefit-responsive investment contracts held by defined-contribution plans are required to be reported at fair value. However, the Codification states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the Codification, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)	Benefits

Benefits are recorded when paid.

(f)	New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) launched its Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the Codification). The Codification became the exclusive authoritative source of nongovernmental U.S. generally accepted accounting principles (GAAP) for annual periods ending after September 15, 2009. All U.S. GAAP accounting literature is now known as the “Accounting Standards Codification” (ASC) and updates to the Codification are now issued as “Accounting Standards Updates” (ASU). The Codification did not change GAAP but reorganized the literature. The Plan adopted the Codification for the year ended December 31, 2009.

In May 2009, the FASB issued SFAS No. 165 (ASC 855), Subsequent Events. This accounting pronouncement regarding subsequent events establishes general standards of accounting for, and requires disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Plan adopted the provisions of this pronouncement for the year ended December 31, 2009. The adoption of these provisions did not have a material effect on the Plan’s financial statements.

(3)	Tax Status

The Internal Revenue Service has issued a favorable opinion letter, dated March 31, 2008, on the prototype document stating that the prototype plan format (which the Plan is utilizing) qualifies under Section 401(a) of the Internal Revenue Code (IRC). This prototype plan is a nonstandardized plan and, therefore, the plan administrator has indicated it will not be applying for the Plan’s own determination letter. However, the plan administrator believes the Plan is a qualified plan and does not believe any events have occurred that might adversely affect the Plan’s qualified status.

(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(4)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 to the Form 5500:

Net assets available for benefits per the financial statements	$90,575,724
Excess deferrals payable	453,543
Participant contribution receivable	330
Unclaimed plan forfeiture funds	4,414
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(382,376)

Net assets available for benefits per the Form 5500	$90,651,635

The following is a reconciliation of total additions and deductions per the financial statements for the year ended December 31, 2009 to the Form 5500:

Investment income and contributions	$29,132,422
Excess deferrals payable	453,543
Participant contribution receivable	330
Employer contribution receivable – beginning of year	5,112,404
Employer contribution receivable – end of year	—
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	158,545

Total income per the Form 5500	$34,857,244

Total deductions per the financial statements	$(5,043,150)
Increase in unclaimed plan forfeiture funds	4,103
2008 excess deferrals	(242,926)

Total expenses per the Form 5500	$(5,281,973)

(5)	Investments and Investment Income

Bank of America, N.A. manages the Plan’s investment assets and executes transactions therein pursuant to discretionary authority granted by the Plan concerning purchases and sales of investments in the various funds.

Transactions for participant contributions to the Plan and benefits paid to participants are under the direct control of the plan administrator.

(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6)	Investments Representing 5% or More of the Plan’s Net Assets

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2009	2008
Delaware Investment Diversified Income Fund	$5,497,053	3,347,311
Merrill Lynch Retirement Preservation Trust	5,271,333	3,350,602
Victory Diversified Stock Fund	5,886,657	4,513,756
American Funds The Growth Fund of America	7,868,448	5,236,875
Oppenheimer Small & Mid Cap Value Fund	8,273,949	5,289,882
American Funds Capital World Growth & Income Fund	8,656,475	6,136,486
Fastenal Company Common Stock	36,271,083	25,201,291

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $16,770,034 as follows:

Investment funds	$10,726,548
Fastenal Company common stock	6,043,486

$16,770,034

(7)	Party-in-Interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.

(8)	Risk and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

At December 31, 2009 and 2008, approximately 40% and 38%, respectively, of the Plan’s net assets were invested in the common stock of Fastenal Company. The underlying value of the Fastenal Company stock is entirely dependent upon the performance of Fastenal Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Fastenal Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(9)	Fair Value Measurements

Under ASC 820, various inputs are used in determining the fair value of the Plan’s investments. These inputs are summarized in a hierarchy that segregates fair value measurements into three levels (Levels 1, 2, and 3), determined by the nature of input as follows:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

•

Level 2 – Other significant observable inputs, including quoted prices for similar securities in active markets, quoted prices for identical securities in markets that are not active, and other market-corroborated inputs.

•	Level 3 – Significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments, based on the best information available in the circumstances.

Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

A summary of the Plan’s assets and liabilities as of December 31, 2009 and 2008 according to the fair value hierarchy is as follows:

	Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total

Fastenal Company common stock	$36,271,083	—	—	36,271,083
Investment funds	49,057,934	5,271,333	—	54,329,267

Total	$85,329,017	5,271,333	—	90,600,350

	Fair Value at December 31, 2008
	Level 1	Level 2	Level 3	Total

Fastenal Company common stock	$25,201,291	—	—	25,201,291
Investment funds	32,418,118	3,350,602	—	35,768,720

Total	$57,619,409	3,350,602	—	60,970,011

For the period ended December 31, 2009, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value.

(10)	Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through June 24, 2010, the date that the Plan’s financial statements were issued.

Schedule H

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Description		Face amount or number of shares	Current value

*	Merrill Lynch Retirement Preservation Trust	5,653,709	$5,271,333
	American Funds Capital World Growth & Income Fund	254,005	8,656,475
	American Funds The Growth Fund of America	288,433	7,868,448
	American Funds EuroPacific Growth Fund	117,865	4,511,878
	Delaware Investment Diversified Income Fund	589,813	5,497,053
*	BlackRock Global Allocation Fund	170,873	3,068,870
*	BlackRock Equity Dividend Fund	187,886	2,976,121
*	BlackRock S&P 500 Index Fund	13,837	188,594
	Oppenheimer Small & Mid Cap Value Fund	305,537	8,273,949
	Oppenheimer Main Street Small Cap Fund	55,147	959,549
	Victory Diversified Stock Fund	421,077	5,886,657
	Munder Mid Cap Core Growth Fund	51,602	1,170,340
*	Fastenal Company Common Stock	871,063	36,271,083

			90,600,350

	Pending settlement fund		50
	Cash		42,790
	Accrued income		8,115

			$90,651,305

*	Denotes a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2010

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

By	Fastenal Company, Plan Administrator

By	/s/ Daniel L. Florness
Daniel L. Florness, Executive Vice-President,
Treasurer, and Chief Financial Officer

INDEX TO EXHIBITS

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification Pursuant to 18 U.S.C. Section 1350